BRENMILLER ENERGY ltd.

13 Amal Street, 4th Floor

Park Afek

Rosh Haayin 4809249, Israel

March 31, 2022

Via EDGAR

Jennifer Angelini

Asia Timmons-Pierce

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	Brenmiller Energy Ltd. (the “Company,” “we,” “our” and similar terminology)

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted March 9, 2022

CIK No. 0001901215

Dear Madams:

The purpose of this letter is to respond to the comment letter of March 24, 2022, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned amendment to the draft registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently confidentially submitting an amended draft registration statement on Form F-1 (“Amendment No. 2”).

Page references in our response are to Amendment No. 2. Unless otherwise stated, any defined terms in Amendment No. 2 to Form F-1 apply within this letter.

Draft Registration Statement on Form F-1, As Amended

Prospectus Summary

The Offering, page 7

1.	We note your disclosure that 16,539,349 Ordinary Shares will be issued and outstanding after the completion of this offering. Please revise to clarify, if true, that this amount includes 53,596 shares underlying the options granted to a third party in connection with the offering described on page II-2, or advise. Please also revise to clarify your references both here and on page ii that as of March 8, 2022, there are 16,539,349 Ordinary Shares issued and outstanding.

Response: We have revised our disclosure on pages i, 7 and II-3 of Amendment No. 2 in response to the Staff’s comment.

Summary Consolidated Financial Data, page 8

2.	Refer to the added line items of loss per share, basic and diluted, and weighted average number of shares outstanding that give pro forma effect to the reverse split. Please delete the duplicate historical line items of loss per share, basic and diluted, and weighted average number of shares, that have not been given retroactive impact to the reverse split. Also, please delete reference to the use of pro forma, and instead you may choose to include a footnote to the table explaining that all historical per share data has been given retroactive effect to the 2:1 reverse split. Similar revision should be made to the results of operations table in MD&A on page 30, along with the historical statements of comprehensive income on pages F-3 and F-16 and related footnotes.

Response: We have revised our disclosure on pages 8, 30 and F-4 of Amendment No. 2 in response to the Staff’s comment (following issuance of our historical financial statements as of and for the year ended December 31, 2021, which reflect the reverse stock split on a fully retrospective basis in accordance with IAS 33.64).

Capitalization, page 29

3.	We are unable to see your revisions made in response to our prior comment number 9. As such, we reissue our comment. Please expand the shareholders' equity section to provide the number of ordinary share capital authorized, issued and outstanding on both an actual and adjusted basis for the period presented. In addition, expand the second bullet point to disclose, if true, that the 152,655 Prefunded Warrants have underlying ordinary shares at a ratio of one-to-one and that the Prefunded Warrants have been fair valued at a nominal amount or no value was assigned.

Response: We have revised our disclosure on page 29 of Amendment No. 2 in response to the Staff’s comment.

Business, page 40

4.	We note your response to prior comment 14. Please revise your disclosure to discuss the operations of Rani Zim Sustainable Energy Ltd. and your other subsidiaries.

Response: We have revised our disclosure on pages 47-48 of Amendment No. 2 in response to the Staff’s comment.

Related Party Transactions, page 77

5.	We note your response to prior comment 18 and reissue it in part. Disclosure on page F-12 describes the establishment of a new company which will be jointly controlled by you and Rani Zim. Please revise your disclosure here to describe this company's establishment, and any related transactions and/or loans required to be disclosed under Item 7.B of Form 20-F, or provide us with your analysis as to why this disclosure is not required.

Response: We have revised our disclosure on page 76 of Amendment No. 2 in response to the Staff’s comment.

Selling Shareholders, page 78

6.	We note your revisions in response to prior comment 19. Please further revise your disclosure to address the following:

•	The following sentences appear to imply that more shares may be issued and sold than the number being offered by your prospectus and registered for resale (emphasis added): "In accordance with the terms of the Private Placement, this prospectus generally covers the resale of at least a number of Ordinary Shares issued in the Private Placement. Because the number of Ordinary Shares may be adjusted, the number of Ordinary Shares that will actually be issued may be more or less than the number of Ordinary Shares being offered by this prospectus." Please revise.

•	The percentage ownership of Y.D. More Investment is disclosed as 9.27% in column three of the table, while the calculation appears to yield 8.68%. The final sentence of Note 6 does not appear to apply. Please advise or revise.

•	Please also revise the first sentence of Note 3 to clarify, if true, that the 152,655 shares are to be issued upon exercise of prefunded warrants, which will be issued in the second closing.

Response: We have revised our disclosure on pages 77 and 78 of Amendment No. 2 in response to the Staff’s comment.

Exhibits

7.	Please refile your exhibits in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 60, December 2021) and Item 301 of Regulation S-T.

Response: We have refiled the exhibits in response to the Staff’s comment.

8.	The subscription agreement filed as Exhibit 10.4 contains references to schedules which appear to have been omitted. If you are relying on Item 601(a)(5) of Regulation S-K, please ensure that these, and other filed exhibits as applicable, contain the list of omitted schedules contemplated by Item 601(a)(5) of Regulation S-K. Please include an appropriate footnote in the exhibit index.

Response: We have revised the exhibit list on page II-4 of Amendment No. 2 and provided clarification that we rely on Item 601(a)(5) of Regulation S-K with respect to Exhibit 10.4, which has been refiled with Amendment No. 2., in response to the Staff’s comment.

Furthermore, with reference to comment 16 under the heading “Management, page 50” in the Staff’s letter dated February 15, 2022, after consultation with our legal counsel in our home country, we respectfully advise the Staff that, pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K, as a foreign private issuer that has furnished the compensatory information under Item 402(a)(1) and for which the public filing of employment agreements is not required in our home country and not otherwise publicly disclosed by us, we are not required to file such employment and advisory agreements as exhibits to our registration statement.

*    *    *

The Company appreciates your comments and welcomes the opportunity to discuss the foregoing responses with you. Please call the Company’s attorneys, Oded Har-Even at (212) 660-5002 or Eric Victorson at (212) 660-3092, of Sullivan & Worcester LLP, if you have any questions or require additional information.

Sincerely,

By:	/s/ Avraham Brenmiller
Name:	Avraham Brenmiller
Title:	Chief Executive Officer

cc:	Oded Har-Even, Esq. and Eric Victorson, Esq., Sullivan & Worcester LLP

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